UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3†)

New Fortress Energy Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

644393 100
(CUSIP Number)

Wesley R. Edens
111 W. 19th St., 8th Floor
New York, NY 10011
(516) 268-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†This Schedule 13D constitutes Amendment No. 3 to the Schedule 13D filed by Wesley R. Edens on February 4, 2019, Amendment No. 1 to the Schedule 13D filed by FEP HoldCo LLC on June 11, 2020 and the initial Schedule 13D filing by Edens Family Holdings LLC. See Explanatory Note.

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 644393 100

1	NAMES OF REPORTING PERSONS
Wesley R. Edens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
47,540,925

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
47,540,925

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,540,925

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Calculations are based upon a total of 175,958,649 Class A Shares outstanding as of March 15, 2021, as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2021.

SCHEDULE 13 D

CUSIP No. 644393 100

1	NAMES OF REPORTING PERSONS
FEP HoldCo LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13 D

CUSIP No. 644393 100

1	NAMES OF REPORTING PERSONS
Edens Family Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
25,086,851

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
25,086,851

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,086,851

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Calculations are based upon a total of 175,958,649 Class A Shares outstanding as of March 15, 2021, as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2021.

Explanatory Note:

This filing constitutes (i) Amendment No. 3 (this “Amendment”) to the Schedule 13D filed by Wesley R. Edens with the Securities and Exchange Commission (the “SEC”) on February 4, 2019 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on March 28, 2019 and by Amendment No. 2 filed with the SEC on June 11, 2020 (the Original Schedule 13D, as previously amended and as further amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Class A common shares (“Class A Shares”) of New Fortress Energy Inc., a Delaware corporation (the “Issuer”), (ii) Amendment No. 1 to the Schedule 13D filed with the SEC on June 11, 2020 by FEP HoldCo LLC  (“HoldCo”) with respect to the Class A Shares and (iii) the initial Schedule 13D filing by Edens Family Holdings LLC, a Delaware limited liability company (“Family LLC”), with respect to the Class A Shares (Mr. Edens, HoldCo and Family LLC, together, the “Reporting Persons”). As previously disclosed, on August 7, 2020, the Issuer completed its conversion from a Delaware limited liability company named New Fortress Energy LLC to a Delaware corporation named New Fortress Energy Inc. and each Class A share, representing Class A limited liability company interests of New Fortress Energy LLC, outstanding immediately prior to the effective time of the conversion was converted into one issued and outstanding Class A Share of the Issuer. The Reporting Persons are filing this Amendment to disclose (i) the contribution of 25,086,851 Class A Shares (approximately 14.3% of the outstanding Class A Shares) from Mr. Edens to Family LLC and (ii) the distribution of all of the Class A Shares formerly owned by HoldCo to its members, including Mr. Edens, in a pro rata distribution (the “Pro Rata Distribution”). The Pro Rata Distribution resulted in Mr. Edens acquiring direct ownership of his pro rata portion of the Class A Shares formerly owned by HoldCo and Mr. Edens no longer having shared voting power and shared dispositive power over the Class A Shares formerly owned by HoldCo, as more fully described below in Items 3 and 5. Additionally, the Pro Rata Distribution resulted in HoldCo distributing all of the Class A Shares that it owned to its members and no longer having beneficial ownership of any Class A Shares. The Reporting Persons have made this filing jointly pursuant to Rule 13d-1(k)(1).

 Unless set forth below, all previous Items of the Original Schedule 13D, as previously amended, are unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D, as previously amended.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the Class A Shares of the Issuer, which has its principal executive offices at 111 W. 19th St., 8th Floor, New York, NY 10011.

Item 2.	Identity and Background

Item 2 to the Schedule 13D is hereby amended by the addition of the following text:

Family LLC is a holding company organized under the laws of the State of Delaware with its principal office located at 111 W. 19th St., 8th Floor, New York, NY 10011. Mr. Edens is the manager and common interests member of Family LLC.

In the past five years, Family LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to the Schedule 13D is hereby amended by the addition of the following text:

On December 24, 2020, HoldCo distributed all of the Class A Shares that it owned to its members, including Mr. Edens, in the Pro Rata Distribution. The Pro Rata Distribution resulted in Mr. Edens acquiring direct ownership of 5,613,695 Class A Shares that were formerly owned by HoldCo. Additionally, the Pro Rata Distribution resulted in Mr. Edens no longer having shared voting power and shared dispositive power over the 8,696,300 Class A Shares that were formerly owned by HoldCo (including the 5,613,695 Class A Shares that were distributed to Mr. Edens). The Pro Rata Distribution also resulted in HoldCo distributing all of the Class A Shares that it owned to its members and no longer having beneficial ownership of any Class A Shares. The Class A Shares were distributed in the Pro Rata Distribution for no consideration.

On March 12, 2021, Mr. Edens formed Family LLC and, on March 16, 2021, contributed 25,086,851 Class A Shares (approximately 14.3% of the outstanding Class A Shares) and certain other securities to it. Family LLC is filing this Amendment on the basis of its acquisition of beneficial ownership of more than 5% of the outstanding Class A Shares as a result of such contribution, although Mr. Edens, as the manager and common interests member of Family LLC, continues to hold voting and investment power in respect of such Class A Shares and to remain a beneficial owner thereof.

Item 4.	Purpose of Transaction

Item 4 to the Schedule 13D is hereby amended by the addition of the following text:

Mr. Edens expects that he will eventually transfer Family LLC common limited liability company interests to one or more family members for no consideration and will cease to be the manager. Family LLC may sell or otherwise monetize its holdings of Class A Shares for the benefit of its common interest members.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) — (b)          The aggregate number and percentage of Class A Shares beneficially owned by Mr. Edens (on the basis of a total of 175,958,649 Class A Shares issued and outstanding as of March 15, 2021, as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2021) are as follows:

Amount beneficially owned: 47,540,925

Percentage:	27.0%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	47,540,925
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	47,540,925
iv. Shared power to dispose or to direct the disposition of:	0

HoldCo does not beneficially own any Class A Shares and does not have sole or shared power to vote or to direct the vote or to dispose or to direct the disposition of any Class A Shares.

The aggregate number and percentage of Class A Shares beneficially owned by Family LLC (on the basis of a total of 175,958,649 Class A Shares issued and outstanding as of March 15, 2021, as reported by the Issuer in its Form 10-K filed with the Securities and Exchange Commission on March 16, 2021) are as follows:

Amount beneficially owned: 25,086,851

Percentage:	14.3%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	25,086,851
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	25,086,851
iv. Shared power to dispose or to direct the disposition of:	0

(c)          The information contained in Item 3 above is incorporated herein by reference. Except as described therein, none of the Reporting Persons has effected any transactions in the Class A Shares during the past 60 days.

(d)          Mr. Edens holds certain Class A Shares through WRE 2012 Trust LLC, an entity controlled by Mr. Edens, but has the sole right to receive or direct the receipt of dividends on and the proceeds from the sale of the Class A Shares reported on the cover page of this Schedule 13D and in this Item 5. No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends on or the proceeds from the sale of the Class A Shares beneficially owned by the Reporting Persons.

(e)          On December 24, 2020, HoldCo ceased to be the beneficial owner of more than five percent of the outstanding Class A Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement by and among Wesley R. Edens, FEP HoldCo LLC and Edens Family Holdings LLC, dated March 18, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 18, 2021

By:	/s/ Wesley R. Edens
Name:	Wesley R. Edens

FEP HoldCo LLC

By:	/s/ Wesley R. Edens
Name:	Wesley R. Edens
Title:	Member, Board of Managers

By:	/s/ Randal A. Nardone
Name:	Randal A. Nardone
Title:	Member, Board of Managers

Edens Family Holdings LLC

By:	/s/ Wesley R. Edens
Name:	Wesley R. Edens
Title:	Manager